Exhibit 21

SUBSIDIARIES OF TILL CAPITAL LTD.

Name	Jurisdiction of Formation
Golden Predator U.S. Holding Corp.	Nevada, U.S.A.
Omega Insurance Holdings, Inc.	Toronto, Canada
Resource Re Ltd.	Bermuda
Silver Predator Corp.	British Columbia, Canada
Till Capital US Holding Corp.	Nevada, U.S.A.
Till Management Company	Nevada, U.S.A.